Exhibit 99.2

Independent auditor’s review report on the condensed consolidated interim financial statements

To the shareholders of Zealand Pharma A/S

We have reviewed the condensed consolidated interim financial statements of Zealand Pharma A/S for the period January 1 — September 30, 2018, pages 13-32, which comprise the income statement, statement of comprehensive income (loss), statement of cash flows, statement of financial position and statement of changes in equity as well as notes.

Management’s responsibility for the condensed consolidated interim financial statements

Management is responsible for the preparation of the condensed consolidated interim financial statements in accordance with IAS 34, Interim Financial Reporting, as adopted by the EU and additional Danish requirements for listed companies. It is also responsible for such internal control as management determines is necessary to enable the preparation of the condensed consolidated interim financial statements that is free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the condensed consolidated interim financial statements. We conducted our review in accordance with the International Standard on Review of Interim Financial Information Performed by the Independent Auditor of the Group and additional requirements under Danish audit regulation. This requires us to conclude whether anything has come to our attention that causes us to believe that the condensed consolidated interim financial statements, taken as a whole, has not been prepared, in all material respects, in accordance with the applicable financial reporting framework. This also requires us to comply with ethical requirements.

A review of the condensed consolidated interim financial statements in accordance with the International Standard on Review of Interim Financial Information Performed by the Independent Auditor of the Group is a limited assurance engagement. The auditor performs procedures, primarily consisting of making inquiries of management and others within the Group, as appropriate, and applying analytical procedures, and evaluates the evidence obtained.

The procedures performed in a review are substantially less than those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on the condensed consolidated interim financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements have not been prepared, in all material respects, in accordance with IAS 34, Interim Financial Reporting, as adopted by the EU and additional Danish requirements for listed companies.

Emphasis of matter

We draw attention to note 1 of the condensed consolidated interim financial statements, which describes the effects of the restatement of prior period figures related to royalty revenue and royalty expense. Our report is not modified in respect of this matter.

Copenhagen, November 15, 2018

Deloitte

Statsautoriseret Revisionspartnerselskab

Business Registration No 33 96 35 56

Martin Norin Faarborg	Sumit Sudan
State-Authorized Public Accountant	State-Authorized Public Accountant
MNE no mne29395	MNE no mne33716